Exhibit 99.296

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

NEXTECH AR CLOSES $14 MILLION BOUGHT DEAL PUBLIC OFFERING OF UNITS

VANCOUVER, BC – April 8, 2021 – NexTech AR Solutions Corp. (“NexTech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE:N29) is pleased to announce the closing of its bought-deal short-form prospectus offering pursuant to which the Company issued 2,801,500 units of the Company (the “Units”) at a price of $5.00 per Unit and 100,000 common share purchase warrants, as partial exercise of the over-allotment option, for aggregate gross proceeds to the Company of approximately $14 million (the “Offering”).

The Offering was led by Research Capital Corporation (formerly Mackie Research Capital Corporation) as the sole underwriter and sole bookrunner (the “Underwriter”).

Each Unit consists of one common share of the Company (each a “Common Share”) and one-half of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $6.00 at any time until April 8, 2023, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the Neo Exchange Inc. (the “Exchange”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $10.00 for 15 consecutive trading days. At any time after such an occurrence, the Company may give written notice (via news release) to the holders of the Warrants that the Warrants will expire at 4:00 p.m. (Vancouver time) on the 30th day following the giving of notice unless exercised by the holders prior to such date.

The net proceeds raised under the Offering will be used for working capital and other purposes as described in the final short form prospectus of the Company dated March 31, 2021 prepared in connection with the Offering.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About NexTech AR

NexTech is a provider of augmented reality (“AR”) solutions and operates multiple businesses. The Company’s stated business is to sell AR services and acquire and operate businesses to use as a test-bed for areas of AR or virtual reality that the Company feels are growth industries. With this in mind, the Company has acquired ecommerce and events businesses to use as test-beds for innovation of its AR technologies and has integrated AR into the following three e-Commerce platforms: 1. vacuumcleanermarket.com (“VCM”): A vacuum cleaner retailer focused on high-end residential vacuums, supplies and parts, and small home appliances, which is operated through a retail location and online sales channels; 2. infinitepetlife.com (“IPL”): A health food supplement for animals, which is operated through online sales channels; and 3. Trulyfesupplements.com (“TruLyfe”): A health supplement online store. VCM, IPL and TruLyfe are owned by the Company’s wholly owned subsidiary AR Ecommerce LLC. AR Ecommerce LLC sells products directly to customers through vacuumcleanermarket.com, infinitepetlife.com and Trulyfesupplements.com, as well as certain sales channels such as Amazon.com, Walmart.com and eBay, where it pays a marketplace fee. The majority of the Company’s revenues are derived from VCM and product sales of Miele, Dyson vacuums, supplies and parts, and small home appliances for brands such as KitchenAid, Cuisinart and others sold on Amazon.

NexTech’s AR solutions business provides customers with critical functionality needed to provide three-dimensional (“3D”) AR immersive experiences as opposed to experiences in two dimensional formats. NexTech’s solutions have the potential to be used across many verticals and are currently being utilized by the company in e-commerce, virtual events (events held in a digital format or physically in-person), learning and training, digital advertising and entertainment. NexTech’s AR product and service offerings allow its customers to deliver livestreamed or pre-recorded human holograms or product holograms as well as photo-realistic, volumetric 3D AR at scale for mass adoption. The Company has three AR applications; Aritize for immersive AR experiences, AiRShow for human holograms with livestreaming capabilities, and ARitize360 for capture and creation of 3D product objects on a smartphone.

To learn more, please follow us on Twitter , YouTube , Instagram , LinkedIn , and Facebook , or visit our website: https://www.Nextechar.com .

On behalf of the Board of NexTech AR Solutions Corp.
“ Evan Gappelberg ”
CEO and Director

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. The key risks and uncertainties include but are not limited to: general global and local (national) economic, market and business conditions; governmental and regulatory requirements and actions by governmental authorities; relationships with customers, business partners and competitors; the Company’s ability to wine business from new customers and expand business from existing customers; the timing of new customer wins; and achieving the Company’s development goals. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

Evan Gappelberg
Chief Executive Officer
info@nextechar.com